Exhibit 14(a)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use and incorporation by reference in this Registration Statement on Form N-14 of our reports dated November 25, 2009, relating to the financial statements and financial highlights of BlackRock FundsSM, including BlackRock Aurora Portfolio and BlackRock Mid-Cap Value Equity Portfolio appearing in the Annual Reports of BlackRock FundsSM for the year ended September 30, 2009, and to the references to us under the headings “Other Service Providers”, “Financial Highlights” and “Agreement and Plan of Reorganization – Representations and Warranties” in the Combined Prospectus/Information Statement. We also consent to the reference to us under the heading “Financial Highlights” in the Prospectus of BlackRock Mid-Cap Value Equity Portfolio dated January 29, 2010, which is also part of such Registration Statement.

/s/ Deloitte & Touche LLP

Philadelphia, Pennsylvania

March 5, 2010